EXHIBIT 99A(9)

                         U.S. TIMBERLANDS COMPANY, L.P.

FOR IMMEDIATE RELEASE

Contact: Thomas C. Ludlow
         Chief Financial Officer
         U.S. Timberlands Company, L.P.
        (212) 755-1100

                        MANAGEMENT GROUP COMMENCES TENDER
                    OFFER FOR U.S. TIMBERLANDS COMPANY, L.P.

      NEW YORK,  November 15, 2002 -- U.S.  Timberlands  Company,  L.P. (Nasdaq:
TIMBZ) today announced that an acquisition company formed by the company's management has commenced a tender offer to purchase all outstanding common units of the company at a price of $3.00 per common unit. The offer and withdrawal rights are scheduled to expire on January 6, 2003, unless the offer is extended.

      The offer is being made in accordance with the previously announced merger agreement between the company and the management group. The offer is subject to certain conditions, including the completion of financing and the tender of at least 3,281,739 common units.

      The offer is being made pursuant to a Tender Offer Statement on Schedule TO to be filed today by the acquisition company with the Securities and Exchange Commission and mailed to U.S. Timberlands common unit holders.

      American Stock Transfer & Trust Company is the depositary for the tender offer, and Innisfree M&A Incorporated is the information agent for the tender offer.

      This announcement is neither an offer to purchase nor a solicitation of an offer to sell U.S. Timberlands common units. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. Today, the acquisition company will file these tender offer materials with the Securities and Exchange Commission and U.S. Timberlands will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement contain important information. Unitholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all unitholders of U.S. Timberlands. All of these materials will also be available free of charge at the SEC's website at www.sec.gov or by contacting the Information Agent, Innisfree M&A Incorporated at (212) 750-5833 or (888) 750-5834.

      U.S. Timberlands Company, L.P. and its affiliate own 670,000 fee acres of timberland and cutting rights on 18,000 acres of timberland containing total merchantable timber volume estimated to be approximately 1.8 billion board feet in Oregon and Washington, east of the Cascade Range. U.S. Timberlands specializes in the growing of trees and the sale of logs and standing timber. Logs harvested from the timberlands are sold to unaffiliated domestic conversion facilities. These logs are processed for sale as lumber, molding products, doors, millwork, commodity and overlaid plywood products, laminated veneer lumber, engineered wood I-beams, particleboard, hardboard, paper and other wood products. These products are used in residential, commercial and industrial construction, home remodeling and repair and general industrial applications as well as a variety of paper products. U.S. Timberlands also owns and operates its own seed orchard and produces approximately five million conifer seedlings annually from its nursery, approximately 75% of which are used for its own internal reforestation programs, with the balance sold to other forest products companies.

      Certain information discussed in this press release may constitute forward-looking statements within the meaning of the Federal securities laws. Although U.S. Timberlands believes that expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected. Such risks, trends and uncertainties include the highly cyclical nature of the forest products industry, economic conditions in export markets, the possibility that timber supply could increase if governmental, environmental or endangered species policies change, and limitations on U.S. Timberlands' ability to harvest its timber due to adverse natural conditions or increased governmental restrictions. For a more complete description of factors, which could impact U.S. Timberlands and the statements contained herein, reference should be made to U.S. Timberlands' filings with the United States Securities and Exchange Commission.